DREYFUS INSTITUTIONAL PREFERRED MONEY MARKET FUNDS

Dreyfus Institutional Preferred Government Plus Money Market Fund

Rule 18f-3 Plan

Rule 18f-3 under the Investment Company Act of 1940, as amended (the "1940 Act"), requires that the Board of an investment company desiring to offer multiple classes pursuant to said Rule adopt a plan setting forth the separate arrangement and expense allocation of each class, and any related conversion features or exchange privileges.

Dreyfus Institutional Preferred Money Market Funds (the "Trust"), on behalf of Dreyfus Institutional Preferred Government Plus Money Market Fund (the "Fund"), desires to offer multiple classes in accordance with Rule 18f-3, and the Trust's Board, including a majority of the Board members who are not "interested persons" (as defined in the 1940 Act), has determined that the following plan is in the best interests of each class individually and the Fund as a whole:

1.   Class Designation:  Fund shares shall be divided into Institutional shares and SL shares.

2.   Differences in Services:  The services offered to shareholders of each Class, as described in the Fund's prospectus or statement of additional information, shall be substantially the same, except for certain services provided to holders of SL shares pursuant to a Shareholder Services Plan.

SL shares shall be subject to a fee at the annual rate of 0.04% of the value of the Fund's average daily net assets attributable to SL shares payable to the Fund's distributor in respect of the provision of services to holders of SL shares and the provision of services related to the maintenance of shareholder accounts with respect to the Fund, such as recordkeeping and sub-accounting services, pursuant to the Shareholder Services Plan.

3.   Distribution Arrangements:  Each Class of shares shall be offered at net asset value as described in the Fund's prospectus.  No Class shall be subject to any front-end or contingent deferred sales charges.

4.   Expense Allocation:  The following expenses shall be allocated, to the extent practicable, on a Class-by-Class basis:  (a) fees under the Shareholder Services Plan; (b) printing and postage expenses related to preparing and distributing materials, such as shareholder reports, prospectuses and proxies, to current shareholders of a specific Class; (c) the expense of administrative personnel and services as required to support the shareholders of a specific Class; (d) litigation or other legal expenses relating solely to a specific Class; (e) transfer agent fees identified by the Fund's transfer agent as being attributable to a specific Class; and (f) Board members' fees incurred as a result of issues relating to a specific Class.

5.   Conversion Features:  No Class shall be subject to any automatic conversion feature.  Shares of one Class of the Fund may be converted into shares of another Class of the Fund, provided that, if the conversion is requested by a shareholder, the shareholder requesting the conversion meets the eligibility requirements for the purchase of the new Class of shares of the Fund.

6.   Exchange Privileges:  Shares of a Class shall be exchangeable only for shares of certain other investment companies specified from time to time.

Effective as of:  November 6, 2020